

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

June 28, 2010

Mr. David W. Skiles
Chief Executive Officer
FPB Bancorp, Inc.
1301 SE Port  St. Lucie Boulevard
Port St. Lucie, Florida  34952

> **Re:** **FPB Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No.  0-33351**

Dear Mr. Skiles,

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Hugh West
Accounting Branch Chief